SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of February, 2008

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT No. 00.022.034/0001 -87

PUBLICLY-HELD COMPANY

ANNUAL AND EXTRAORDINARY SHAREHOLDERS MEETINGS

CALL NOTICE

The shareholders of UNIBANCO HOLDINGS S.A. (“Company”) are invited for the Extraordinary and Annual Shareholders’ Meetings, to be held on March 27th, 2008, at 2:45 p.m., at UNIBANCO building, at Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo - Brazil, in order to discuss and decide the following matters:

I – Extraordinary Shareholders’ Meeting:

Decide on the proposal of the Board of Directors dated February 28th, 2008 on:

a) the adjustment of the Regulation of the Stock Option Plan - Performance; and

b) other matters of the Company’s interest.

II – Annual Shareholders’ Meeting:

a) Reading, discussing and voting of the Management’s Report, Financial Statements and Independent Auditors’ Report, related to the fiscal year ended on December 31st, 2007;

b) Destination of the net profit of the fiscal year;

c) Appointment of the members of the Board of Directors; and

d) Establishment of the remuneration of the members of the Board of Directors and of the Board of Officers.

The documents to be analyzed on the Shareholders’ Meetings are at disposal of the shareholders in the headquarters of the Company and in its investor relations’ website (www.ri.unibanco.com.br). The shareholders might also request copies of the above mentioned documents by the following e-mail: relacoes.investidores@unibanco.com.br.

São Paulo, February 28th, 2008.

Board of Directors

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: February 29, 2008

UNIBANCO HOLDINGS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.